Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in this Registration Statement (Form S-8) pertaining to the Technical Olympic USA, Inc. Annual and Long-Term Incentive Plan, as amended and restated, of our report dated March 1, 2006, except for the second paragraph of Note 6 footnote (b) as to which the date is March 9, 2006, with respect to the consolidated financial statements of Technical Olympic USA, Inc., and our report dated March 1, 2006 with respect to Technical Olympic USA, Inc. management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of Technical Olympic USA, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Certified Public Accountants

West Palm Beach, Florida
May 22, 2006